Free Writing Prospectus Dated May 6, 2010	Filed Pursuant to Rule 433(d)
Registration Statement No. 333-165815
May 6, 2010

6 May 2010

Diageo plc

In the nine months ended 31 March 2010 net sales were up 2% on an organic basis against the comparable period. In the quarter ended 31 March 2010 organic net sales growth was 12%.

On a reported basis net sales grew by 4% in the nine months ended 31 March 2010 and by 9% in the quarter ended 31 March 2010, against the comparable prior period in each case. Growth for the year to date was driven broadly equally by organic growth and the impact of exchange rates movements since the comparable period.

Net assets were £4,418 million at 31 March 2010, having been £4,591 million at 31 December 2009. The only material change in the financial position of the group was the liability in respect of the interim dividend partially offset by foreign exchange movements.

Paul Walsh, Chief Executive of Diageo, commented:

‘As we had anticipated we delivered strong organic net sales growth for this third quarter. While we have seen some signs of recovery, albeit fragile in the mature markets and stronger in the emerging markets, our performance in the quarter benefited from comparison against a weak third quarter last year, from the earlier Easter this year and in some markets sales were brought forward in advance of excise duty increases. Consumer trends remain difficult to predict, especially in the mature markets.’

Please see “Business Review—Introduction—Presentation of information in relation to the business” in Diageo’s annual report on Form 20-F for the year ended 30 June 2009 for a discussion of non-GAAP performance indicators used by the group’s management.  Diageo calculated the organic movement of net sales for the three-month period ended 31 March 2009 compared to the three-month period ended 31 March 2010 and for the nine-month period ended 31 March 2009 compared to the nine-month period ended 31 March 2010 as follows:

Three months ended 31 March 2009 Reported net sales	Exchange	Acquisitions / disposals	Organic movement	Three months ended 31 March 2010 Reported net sales	Organic movement
£ million	£ million	£ million	£ million	£ million	%
1,696	(55)	8	203	1,852	12

Nine months ended 31 March 2009 Reported net sales	Exchange	Acquisitions / disposals	Organic movement	Nine months ended 31 March 2010 Reported net sales	Organic movement
£ million	£ million	£ million	£ million	£ million	%
6,764	152	22	121	7,059	2

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a Prospectus included in the Registration Statement filed by Diageo plc and Diageo Capital plc declared effective on 14 April 2010.

Diageo has filed a Registration Statement (including a Prospectus) with the SEC for the exchange offer to which this communication relates.  You should read the Prospectus in that Registration Statement and other documents Diageo has filed with the SEC for more complete information about Diageo and the exchange offer.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Diageo or any dealer manager participating in the exchange offer will arrange to send you the Prospectus if you request it by calling Goldman, Sachs & Co. at +1 (800) 828-3182 or J.P. Morgan at +1 (866) 834-4666.